VIVOS INC.

Mr. Juan Grana and Ms. Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington DC 20549

December 5, 2023

Re:	Vivos Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 4
File No. 024-11627

Dear Mr. Grana and Ms. Bagley:

On behalf of Vivos Inc. I hereby request qualification of the above-referenced offering statement at 3:00 PM Eastern time on December 6, 2023, or as soon thereafter as is practicable.

Upon grant of our request to accelerate qualification, we would appreciate your communicating with Mr. Daniel W. Rumsey, of Disclosure Law Group, a Professional Corporation, via telephone at (619) 272-7062, to confirm the exact time at which the Offering Statement was declared effective.

Sincerely,

/s/ Michael K. Korenko
Michael K. Korenko
President and Chief Executive Officer
Vivos Inc.

719 JADWIN AVENUE ● RICHLAND, WASHINGTON 99352